GZ6G TECHNOLOGIES CORP
1 Technology Drive, Bldg B, Suite No. B123
Irvine, California 92618

18 July 2022

Ms. Jan Woo
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:  GZ6G Technologies Corp
POST EFFECTIVE AMENDMENT NO. 1 TO THE FORM S-1
Filed June 30, 2022
File No. 333-256224

Dear Ms. Woo:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), GZ6G Technologies Corp (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Post Effective Amendment No 1 to the Form S-1 Registration Statement (File No. 333-256224) together with all exhibits, and amendments thereto (collectively, the "Post Effective Amendment Registration Statement"). The Post Effective Amendment No. 1 to the Form S-1 Registration Statement was originally filed with the Commission on June 30, 2022, and was not declared effective by the Commission under the Securities Act.

The Registrant has determined not to extend the public offering to which the Post Effective Amendment No. 1 to the Form S-1 Registration Statement relates at this time. Withdrawal of the Post Effective Amendment No. 1 to the Form S-1 Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.  Further, the Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 1 Technology Drive Bldg B, Suite No. B123, Irvine, CA 92618, with a copy to the Registrant's counsel, SD Mitchell & Associates, PLC, at sharondmac2013@gmail.com.

Should you have any questions, or need further information with respect to this matter, please contact me at (949) 872-1965, or Sharon Mitchell at (248) 515-6035, or via email at sharondmac2013@gmail.com.

With best regards,

/s/William Coleman Smith
William Coleman Smith
Chief Executive Officer

cc: Sharon Mitchell
      SD Mitchell & Associates, PLC